September 25, 2020

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Alan Campbell

Ms. Christine Westbrook

Mr. David Burton

Ms. Mary Mast

Re:	Orphazyme A/S

Registration Statement on Form F-1, as amended

File No. 333-248607

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Orphazyme A/S that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on September 28, 2020, or as soon thereafter as practicable. We hereby formally withdraw our original request for acceleration, dated September 22, 2020, pursuant to which acceleration had previously been requested at 4:00 p.m., Eastern Daylight Time, on September 24, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we expect to deliver approximately 974 copies of the Preliminary Prospectus dated September 25, 2020 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

COWEN AND COMPANY, LLC

GUGGENHEIM SECURITIES, LLC

As Representatives of the several underwriters

[Signature Pages Follow]

BOFA SECURITIES, INC.

By: /s/ Michele A.H. Allong

Name:  Michele A.H. Allong

Title:    Authorized Signatory

COWEN AND COMPANY, LLC

By: /s/ Tanya Joseph

Name:  Tanya Joseph

Title:    Managing Director

GUGGENHEIM SECURITIES, LLC

By: /s/ Stuart Duty

Name:  Stuart Duty

Title:    Senior Managing Director

As representatives of the several underwriters.

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]